# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Playboy, Inc., CIK 0001803914
CUSIP: 72814P109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10960 Wilshire Blvd., Suite 2200, Los Angeles, California (CA), 90024
Date of event which requires filing of this statement: 10/30/2026
Amends the filing with accession number 0001193125-24-257268
Filed by CIK 0002044274
Persons authorized to receive notices and communications: Raffaele Zucca Alessandrelli, 5 Rue Charles Darwin, Grand Duchy of Luxembourg, Luxembourg (N4), L-1433, 352 261 11 81

## Reporting persons
- Docler Holding S.a r.l. (CIK 0002044274): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,707,207; sole dispositive power 0; shared dispositive power 19,707,207; aggregate amount beneficially owned 19,707,207 (16.9% of the class)
- Byborg Enterprises S.A. (CIK 0002044291): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 19,707,207; sole dispositive power 0; shared dispositive power 19,707,207; aggregate amount beneficially owned 19,707,207 (16.9% of the class)
- The Million S.a. r.l. (CIK 0002044453): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 19,707,207; sole dispositive power 0; shared dispositive power 19,707,207; aggregate amount beneficially owned 19,707,207 (16.9% of the class)
- Gyorgy Gattyan (CIK 0002053703): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Hungary (K5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 164,516; shared voting power 19,871,723; sole dispositive power 164,516; shared dispositive power 19,871,723; aggregate amount beneficially owned 19,871,723 (17% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Playboy, Inc.
Address of issuer's principal executive offices: 10960 Wilshire Blvd., Suite 2200, Los Angeles, California (CA), 90024

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth herein are calculated based upon 119,807,688 shares of Common Stock outstanding as of August 6, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2026, and give effect to the repurchase of and cancellation by the Issuer of an aggregate of 2,857,143 shares of Common Stock on August 24, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information required by this item is set forth in rows 7-11 of the cover pages to this Schedule 13D.
Transactions in the class effected during the past sixty days: On October 30, 2026, The Million purchased 4,761,905 shares of Common Stock at a purchase price of $1.05 per share pursuant to the Backstop Agreement, as amended. Except for such purchase, none of the Reporting Persons has effected any transaction in shares of Common Stock since the filing of Amendment No. 6 to the Schedule 13D on October 28, 2026.

## Signatures
- Docler Holding S.a r.l.: /s/ Raffaele Zucca Alessandrelli, Raffaele Zucca Alessandrelli/Class B Manager (11/03/2026)
- Byborg Enterprises S.A.: /s/ Raffaele Zucca Alessandrelli, Raffaele Zucca Alessandrelli/Director (11/03/2026)
- The Million S.a. r.l.: /s/ Raffaele Zucca Alessandrelli, Raffaele Zucca Alessandrelli/Sole Manager (11/03/2026)
- Gyorgy Gattyan: /s/ Gyorgy Gattyan, Gyorgy Gattyan (11/03/2026)